Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FIRST QUARTER 2006 FINANCIAL RESULTS

Dublin, Ireland, May 4, 2006 - Elan Corporation, plc today announced its first quarter 2006 financial results and provided a business update.

Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “Our first quarter results demonstrate continued progress across all areas of our company. Our operating discipline, focus on execution, and commitment to deliver tangible and measurable results continue to serve as our core principles from which we drive the leadership and management of our company. Our continued progress enables us to bring our science closer to the patients across a broad array of chronic and acute diseases, with the potential to fundamentally improve the quality of their lives. We expect the breadth and depth of accomplishments that we have achieved in this first quarter to continue and build momentum as we move through the year.”

Commenting on Elan’s first quarter financial results, Shane Cooke, executive vice president and chief financial officer, said, “We are very pleased with the progress we made across all our business and development activities during the first quarter. This progress is reflected in continued improved financial performance. Revenues are up 31% and the net loss is down 71% over last year. This improved financial performance is largely due to growth in revenues, the continued improvement in operating margins, and the costs associated with the temporary suspension of Tysabri in February 2005, offset by the impact of expensing share-based compensation for the first time. We remain committed to making Tysabri available for patients in the United States and Europe and are confident that, with the financial leverage we have created over the last year, revenues from Tysabri will accelerate our return to profitability.”

Elan First Quarter 2006 Financial Results

Unaudited Consolidated Income Statement Data and Reconciliation of U.S. GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation

	Three Months Ended March 31
	2005 US$m	2006 US$m Excluding Share-Based Compensation	2006 US$m Share-Based Compensation	2006 US$m Total
Revenue (see page 7)
Product revenue	95.4	128.2	—	128.2
Contract revenue	7.3	6.1	—	6.1
Total revenue	102.7	134.3	—	134.3

Operating Expenses (see page 10)
Cost of goods sold	63.0	47.8	1.1	48.9
Selling, general and administrative	102.6	78.4	7.3	85.7
Research and development	55.9	46.5	4.3	50.8
Net gain on divestment of products and businesses	(44.1)	(44.2)	—	(44.2)
Total operating expenses	177.4	128.5	12.7	141.2
Operating (loss)/profit	(74.7)	5.8	(12.7)	(6.9)

Net Interest and Investment Gains and Losses (see page 11)
Net interest expense	36.0	27.4	—	27.4
Net investment (gains)/losses	4.5	(2.3)	—	(2.3)
Net interest and investment losses	40.5	25.1	—	25.1

Net loss from continuing operations before tax	(115.2)	(19.3)	(12.7)	(32.0)
Provision for income taxes	0.2	1.3	—	1.3
Net loss from continuing operations	(115.4)	(20.6)	(12.7)	(33.3)
Net loss from discontinued operations	(0.2)	—	—	—
Net loss	(115.6)	(20.6)	(12.7)	(33.3)

Basic and diluted net loss per ordinary share	(0.29)	(0.05)	(0.03)	(0.08)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	395.6	428.9	428.9	428.9

To supplement its consolidated income statement data presented on a U.S. GAAP basis, Elan is providing its income statement data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, Elan adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R) regarding the expensing of share-based compensation. We believe the adjusted income statement data allows readers to better compare the performance of Elan before and after the adoption of SFAS 123R. Elan’s management uses the adjusted income statement data in evaluating Elan’s operating performance and when planning for future periods. The adjusted income statement data is not being presented as an alternative measure of operating results as determined in accordance with U.S. GAAP. The reconciliations of the adjusted income statement data to Elan’s U.S. GAAP income statement data are set out above in the table titled, “Unaudited Consolidated Income Statement Data and Reconciliation of U.S. GAAP Income Statement Data to Adjusted Income Statement Data Excluding Share-Based Compensation”.

Elan First Quarter 2006 Financial Results

Unaudited Non-GAAP Financial Information - EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2005 US$m	2006 US$m
Net loss from continuing operations	(115.4)	(33.3)
Net interest expense	36.0	27.4
Provision for income taxes	0.2	1.3
Depreciation and amortization	34.5	32.6
Amortized fees	(11.6)	(11.4)
EBITDA	(56.3)	16.6

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2005 US$m	2006 US$m
EBITDA	(56.3)	16.6
Share-based compensation	—	12.7
Net gain on divestment of products and businesses	(44.1)	(44.2)
Net investment (gains)/losses	4.5	(2.3)
Adjusted EBITDA	(95.9)	(17.2)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other significant net gains or charges, and net investment gains or losses. EBITDA and Adjusted EBITDA are not presented as alternative measures of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Elan First Quarter 2006 Financial Results

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2005 US$m	March 31 2006 US$m
Assets
Current Assets
Cash and cash equivalents	1,080.7	1,078.9
Restricted cash	20.4	20.6
Marketable investment securities	10.0	11.3
Prepaid and other current assets	141.3	126.3
Total current assets	1,252.4	1,237.1

Non-Current Assets
Intangible assets, net	665.5	643.9
Property, plant and equipment, net	353.6	351.4
Investments and marketable investment securities	13.1	10.1
Restricted cash	4.5	4.4
Other assets	51.8	55.2
Total Assets	2,340.9	2,302.1

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	246.7	233.3
Deferred income	60.1	48.7
6.5% convertible guaranteed notes due 2008	254.0	254.0
7.25% senior notes due 2008	613.2	613.2
7.75% senior notes due 2011	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0
Shareholders’ equity	16.9	2.9
Total Liabilities and Shareholders’ Equity	2,340.9	2,302.1

Movement in Shareholders’ Equity
Opening balance		16.9
Net loss for the period		(33.3)
Share-based compensation		12.7
Issuance of share capital		4.5
Other		2.1
Closing balance		2.9

Elan First Quarter 2006 Financial Results

Unaudited Consolidated U.S. GAAP Cash Flow Data
	Three Months Ended March 31
	2005 US$m	2006 US$m

Cash outflows from operating activities	(88.1)	(6.8)
Movement on debt interest and tax	(24.2)	(28.2)
Working capital movement	(4.9)	(22.8)
Net purchases of tangible and intangible assets	(22.0)	(7.4)
Net proceeds from sale of investments	20.7	8.3
Net proceeds from product and business divestments	31.9	50.3
Cash inflows from financing activities	12.5	4.7
Release of restricted cash	124.1	0.1
Repayment of EPIL III notes	(39.0)	—
Net cash movement	11.0	(1.8)
Beginning cash balance	1,347.6	1,080.7
Cash and cash equivalents at end of period	1,358.6	1,078.9

Elan First Quarter 2006 Financial Results

Net Loss

The net loss for the first quarter of 2006 amounted to $33.3 million, a decrease of 71% over the $115.6 million reported in the same quarter of 2005. The decrease in net loss is principally due to strong growth in product revenue as a result of more favorable supply conditions, the improvement in operating margins due to ongoing financial discipline, and the voluntary suspension of Tysabri™ in February 2005, partially offset by the impact of expensing share-based compensation for the first time. The 2006 net loss includes a gain of $44.2 million related to the sale of the Prialt™ European rights to Eisai Co., Ltd (Eisai) while the 2005 net loss included a gain of $42.0 million of consideration related to the divestment of Zonegran™ (zonisamide) to Eisai in April 2004.

Share-Based Compensation

Effective January 1, 2006, Elan adopted the provisions of SFAS 123R, which requires share-based awards to be measured using a fair value method and expensed over the requisite service period. The adoption of SFAS 123R resulted in a charge for share-based compensation of $12.7 million for the first quarter of 2006, which is comprised of $1.1 million of cost of goods sold, $7.3 million of selling, general and administrative (SG&A) expense, and $4.3 million of research and development (R&D) expense.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information - EBITDA,” included on page 3. A further analysis of Adjusted EBITDA between Tysabri and the rest of the business is included in Appendix I.

Negative Adjusted EBITDA was $17.2 million in the first quarter of 2006, compared to $95.9 million in the first quarter of 2005, an improvement of 82%, and includes negative Adjusted EBITDA of $21.4 million related to Tysabri (2005: $60.1 million). The improvement in negative Adjusted EBITDA related to Tysabri reflects the costs associated with the voluntary suspension of Tysabri in the first quarter of 2005, and consequent reduced spending on both research and development and commercial activities for Tysabri in the first quarter of 2006, compared to the spending level in the first quarter of 2005. Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, was $4.2 million (2005: negative $35.8 million). The improvement in Adjusted EBITDA from the rest of the business reflects principally the strong growth in product revenues and improved operating margins.

Elan First Quarter 2006 Financial Results

Revenue

Total revenue increased 31% to $134.3 million in the first quarter of 2006 from $102.7 million recorded in the first quarter of 2005. Revenue is analyzed below between product revenue and contract revenue.

	Three Months Ended March 31
	2005 US$m	2006 US$m

Revenue from Marketed Products
Maxipime™	19.8	44.7
Azactam™	8.4	19.9
Tysabri	12.9	(0.1)
Prialt	1.0	2.6
Total Revenue from Marketed Products	42.1	67.1

Manufacturing Revenue and Royalties (see page 8)	44.7	52.6

Amortized Revenue - Adalat™/Avinza™	8.5	8.5

Revenue from Divested Products	0.1	—
Total Product Revenue	95.4	128.2

Contract Revenue
Amortized fees	3.4	2.1
Research revenue and milestones	3.9	4.0
Total Contract Revenue	7.3	6.1

Total Revenue	102.7	134.3

Product Revenue

Total product revenue increased 34% to $128.2 million in the first quarter of 2006 from $95.4 million recorded in the same quarter of 2005 primarily due to increased revenue from marketed products and manufacturing revenue and royalties, as further analyzed below.

Revenue from marketed products

Revenue from marketed products was $67.1 million in the first quarter of 2006, compared to $42.1 million recorded in the same period of 2005. The increase of 59% is due to higher sales of Maxipime,

Elan First Quarter 2006 Financial Results

Azactam and Prialt, offset by a decrease in the sales of Tysabri, which was voluntarily suspended from the market in February 2005.

Revenue from Maxipime for the quarter increased by 126% to $44.7 million from $19.8 million in the first quarter of 2005. This increase reflects improved supply conditions, which we continue to monitor closely. During the first quarter of 2005, revenue from the sales of Maxipime was negatively impacted by supply shortages.

Azactam revenue for the quarter increased to $19.9 million from $8.4 million in the first quarter of 2005, or 137%. This increase is due to improved supply conditions and demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition. However, to date no generic Azactam product has been approved.

Revenue from Prialt for the first quarter of 2006 was $2.6 million, compared to $1.0 million recorded in the first quarter of 2005 when Prialt was launched in the U.S. market.

Revenue from Tysabri in the first quarter of 2006 was negative $0.1 million, compared to $12.9 million recorded in the same period of 2005 due to the voluntary suspension from the U.S. market on February 28, 2005.

Manufacturing revenues and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprise revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Elan First Quarter 2006 Financial Results

Manufacturing revenue and royalties were $52.6 million in the first quarter of 2006, an increase of 18% over the $44.7 million recorded in the first quarter of 2005, and can be further analyzed as follows:
	Three Months Ended March 31
	2005 US$m	2006 US$m
Verelan™	9.1	11.5
Tricor™	8.4	10.2
Diltiazem™	5.0	5.2
Skelaxin™	3.9	4.8
Avinza™	2.1	3.0
Ritalin™	3.5	2.6
Zanaflex™	2.3	0.7
Other	10.4	14.6
Total	44.7	52.6

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the first quarter of 2006 or 2005. Of the total of $52.6 million (2005: $44.7 million) in manufacturing revenue and royalties, 31% (2005: 31%) consisted of royalties received on products that were not manufactured by Elan.

Amortized product revenue

The results for the first quarters of 2006 and 2005 include $8.5 million of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc, which occurred in 2002. The remaining unamortized revenue on these products of $26.7 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products. Amortized revenue for the full-year 2006 is expected to be $30.7 million for these two products.

Contract Revenue

Contract revenue in the first quarter of 2006 was $6.1 million, a decrease of 16% from the $7.3 million recorded in the first quarter of 2005. This decrease primarily reflects a reduction in amortized fees.

Elan First Quarter 2006 Financial Results

Gross Profit

The gross profit margin on product revenue was 62% in the first quarter of 2006, compared to 34% in the same period of 2005. The increase is due principally to the costs associated with the voluntary suspension of marketing of Tysabri in the first quarter of 2005 and due to the change in the mix of product revenues. The gross profit margin on product revenue for the rest of the business improved significantly, from 54% in the first quarter of 2005 to 62% in the first quarter of 2006. This improvement principally reflects the change in the mix of product revenue as a result of the growth in revenues from Maxipime and Azactam.

Operating Expenses

R&D expenses were $50.8 million in the first quarter of 2006 (including $4.3 million of share-based compensation expense), compared to $55.9 million in the same period of 2005. The decrease of 9% is primarily due to reduced expenses related to Tysabri and Prialt, offset by the impact of expensing of share-based compensation for the first time and increased development costs associated with our key Alzheimer’s programs, including the AAB-001 Phase 2 trials and ACC-001 Phase 1 trial. Included in R&D expenses for the first quarter of 2006 is $6.0 million related to Tysabri (including $0.8 million of share-based compensation expense), compared to $17.4 million in the same period of 2005. The decrease principally reflects the suspension of dosing and the completion of clinical trials.

SG&A expenses decreased 16% to $85.7 million in the first quarter of 2006 (including $7.3 million of share-based compensation expense) from $102.6 million in the same quarter of 2005 and can be analyzed as follows:

	Three Months Ended March 31
	2005 US$m	2006 US$m
Rest of business	51.6	44.1
Tysabri	30.3	15.4
Depreciation and amortization (principally Maxipime and Azactam)	20.7	18.9
Share-based compensation	—	7.3
Total	102.6	85.7

SG&A expenses, excluding amortization and share-based compensation, related to the rest of the business decreased by 15% to $44.1 million in the first quarter of 2006 from $51.6 million in the first quarter of 2005, principally due to the initiatives implemented following the voluntary suspension of Tysabri. The SG&A expenses related to Tysabri, excluding amortization and share-based

Elan First Quarter 2006 Financial Results

compensation, were $15.4 million in the first quarter of 2006, compared to $30.3 million in the first quarter of 2005 when Tysabri was on the market for the first two months of the quarter.

Net Gain on Divestment of Product and Businesses

The net gain on divestment of product and businesses in the first quarter of 2006 was $44.2 million, compared to $44.1 million in the same period of 2005. The net gain in the first quarter of 2006 relates to the sale of the Prialt European rights to Eisai. This transaction closed in March 2006. Elan received $50.0 million at closing and is entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and may receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.

Included in the net gain in the first quarter of 2005 is $42.0 million of consideration related to the divestment of Zonegran to Eisai in April 2004.

Net Interest and Investment Gains and Losses

Net interest and investment losses were $25.1 million for the first quarter of 2006, compared to net interest and investment losses of $40.5 million for the same period of 2005. In the first quarter of 2006, net interest expense amounted to $27.4 million, compared to $36.0 million in the same period of 2005. Net interest expense decreased in the first quarter of 2006 over the corresponding period in 2005 primarily as a result of interest savings due to the early retirements of $206.0 million of convertible debt and $36.8 million of the senior notes in June 2005, and higher interest income earned on cash balances due to increased interest rates.

Research & Development

Tysabri (Natalizumab)

Tysabri - U.S.

On March 8, 2006, the Peripheral and Central Nervous System Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) voted unanimously to recommend reintroduction of Tysabri as a treatment for relapsing forms of multiple sclerosis (MS).

Elan and Biogen Idec, Inc. (Biogen Idec) anticipate action by the FDA regarding the reintroduction of Tysabri in the U.S. on or before June 28, 2006.

Elan First Quarter 2006 Financial Results

On March 29, 2006, the companies announced they enrolled and dosed the first patients in the Tysabri monotherapy safety extension study program in MS. Patients who previously participated in the Phase 3 MS trials and subsequent safety evaluation are eligible to be screened for entry in this open label multi-centre study. Sites throughout Europe, the United States, Canada, Australia, New Zealand and Israel are expected to enroll patients.

On April 6, 2006, the companies announced that in Phase 3 MS studies Tysabri showed significant effects on pre-specified health-related quality of life (QoL) measures, in addition to those previously reported on disability progression, relapse rate and MRI.  Data presented at the annual meeting of the American Academy of Neurology in San Diego, CA also showed a significant impact on additional pre-specified measures of disability progression, including visual and cognitive function.

Tysabri - Europe

On April 28, 2006, Elan and Biogen Idec announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), issued a positive opinion recommending marketing authorization for Tysabri as a treatment for relapsing-remitting MS to delay the progression of disability and reduce the frequency of relapses.  The Committee recommended that Tysabri be used as single disease modifying therapy either in patients with highly active relapsing-remitting MS who have failed to respond to treatment with a beta-interferon, or in patients who have rapidly evolving severe relapsing-remitting MS.

The CHMP’s positive recommendation for Tysabri will be considered for final marketing approval by the European Commission.  Final approval customarily follows the CHMP’s recommendation, which the companies anticipate will be this summer.  The European Commission is the final decision-making body for all centrally-reviewed medicinal products that are to be introduced in the EU market.

Tysabri - Crohn’s Disease

The results from the Phase 3 ENCORE trial in Crohn’s disease will be presented at Digestive Disease Week in Los Angeles on May 23, 2006.

Elan First Quarter 2006 Financial Results

Alzheimer’s and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease. Elan is continuing to progress its own internal Gamma and Beta secretase Alzheimer’s programs.

Two of our compounds from our Alzheimer's disease immunotherapy program, AAB-001 and ACC-001, in collaboration with Wyeth, are currently progressing through clinical trials.

AAB-001

The Phase 2 clinical trials for AAB-001, a humanized monoclonal antibody to A-beta, are progressing as planned. Interim analyses of Phase II data from AAB-001 will be made in the second half of this year to determine the time point at which this program can move into the next phase of clinical trials.

The Phase 1 data from AAB-001 was presented on April 20, 2006, at the 9th Annual Geneva Springfield Symposium on Advances in Alzheimer's Therapy.

The objective of the study was to determine the safety and tolerability of single doses of AAB-001 in 30 patients with mild to moderate Alzheimer's disease. While this small study was designed to assess safety, the Mini-Mental State examination (MMSE) was also administered at regular intervals, week 16 being the primary time point at which efficacy would be analyzed. MMSE is a test that assesses the cognitive status of patients.

The efficacy results showed that at week 16, MMSE was statistically significantly improved compared with placebo at the 1.5 mg/kg dose of AAB-001 (6 active patients versus 8 placebo patients), the treatment difference relative to placebo favored the treated group at the 0.5 mg/kg dose group (6 active, 8 placebo) and there was no difference in MMSE change relative to placebo for the 5.0 mg/kg group (10 active, 8 placebo). The safety results showed that the highest single infusion dose of 5 mg/kg was associated with MRI FLAIR abnormalities in 3 out of 10 patients which resolved in all three cases by 12 weeks post-dose. At that time the 5 mg/kg dose was stopped.

Elan First Quarter 2006 Financial Results

ACC-001

The Phase 1 trials for ACC-001 (active Abeta immunotherapeutic conjugate) are progressing as planned. Interim analyses of the Phase 1 data will be made this year to determine the time point at which this program can move into Phase 2.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Elan First Quarter 2006 Financial Results

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether and when Elan will be able to resume marketing and developing Tysabri, even if Elan can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s current products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practice related to the marketing of Zonegran; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan First Quarter 2006 Financial Results

Appendix I

Three Months Ended March 31, 2005			Three Months Ended March 31, 2006
Tysabri[1]	Rest of Business[1]	Total[1]	Tysabri[1]	Rest of Business[1]	Total[1]
US$m	US$m	US$m	US$m	US$m	US$m
			Revenue
12.9	82.5	95.4	Product revenue	(0.1)	128.3	128.2
2.0	5.3	7.3	Contract revenue	0.7	5.4	6.1
14.9	87.8	102.7	Total revenue	0.6	133.7	134.3

			Operating Expenses
25.3	37.7	63.0	Cost of goods sold[2]	0.7	47.1	47.8
30.8	71.8	102.6	Selling, general and administrative[3]	16.1	62.3	78.4
17.4	38.5	55.9	Research and development	5.2	41.3	46.5
—	(44.1)	(44.1)	Net gain on divestment of products and businesses	—	(44.2)	(44.2)
73.5	103.9	177.4	Total operating expenses	22.0	106.5	128.5
(58.6)	(16.1)	(74.7)	Operating (loss)/profit	(21.4)	27.2	5.8

0.5	34.0	34.5	Depreciation and amortization	0.7	31.9	32.6
(2.0)	(9.6)	(11.6)	Amortized fees	(0.7)	(10.7)	(11.4)
—	(44.1)	(44.1)	Net gain on divestment of products and businesses	—	(44.2)	(44.2)
(60.1)	(35.8)	(95.9)	Adjusted EBITDA	(21.4)	4.2	(17.2)

1 Excludes share-based compensation.

2 Cost of goods sold for Tysabri for the first quarter of 2005 includes $14.0 million of inventory written-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.